RIPPLE LAKE DIAMONDS INC.
1500 – 701 West Georgia Street
Vancouver, BC V7Y 1C6

CHANGE OF AUDITORS NOTICE

                    Effective September 21, 2007, Amisano Hanson Chartered Accountants, were informed that they would not be reappointed as auditors of Ripple Lake Diamonds Inc. (the "Corporation"). On recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of James Stafford Chartered Accountants, as auditors for the Corporation for the 2007 fiscal year. The Corporation will ask that the shareholders of the Corporation approve and ratify the appointment of James Stafford Chartered Accountants, at the next annual general meeting of the shareholders of the Corporation.

                    During Amisano Hanson Chartered Accountants’ appointment, there were no disagreements with Amisano Hanson Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

                    Amisano Hanson Chartered Accountants did not have any reservations in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

                    The Corporation has requested that Amisano Hanson Chartered Accountants and James Stafford Chartered Accountants to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

                    It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

                    DATED as of September 21, 2007.

RIPPLE LAKE DIAMONDS INC.

“Tim Crowhurst”
President